CESP Companhia Energética de São Paulo

Data
São Paulo, August 13, 2002

Ref. CESP
CT/FFM/1526/2002

Mr. Frank Zarb and/or Ms. Mariana Prieto
Office of International Corporate Finance
U.S. Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549
USA

02049524

02 AUG 27 AM 8:27

Re: Submission Pursuant to Rule 12g32(b)
Under the Securities Exchange Act of 1934
For CESP – Companhia Energética de São Paulo
(82-3691)

SUPPL

Gentleman/Madam:

We are furnishing this letter pursuant to paragraph (b) of Rule 12g3-2 (the "Rule") under the Securities Exchange Act of 1934 (the "Exchange Act").

We are attaching herewith a copy of the Relevant Fact issued on August 12, 2002 about the contract of Deloitte Touche Tohmatsu Auditores Independentes, to act as auditors of this company.

PROCESSED
AUG 30 2002
THOMSON
FINANCIAL

Very truly yours,

p/Valmir Alves Gomes
Investor Relations Division Manager

Enclosure: 1

Al. Min. Rocha de Azevedo, 25
01410 – 900 São Paulo – SP
Telefone PABX: (0XX11) 252 3611
Fax : (0XX11) 3258 2445
E-mail : inform@cesp.com.br
Datatexto: 01131930CESP BR

CESP Companhia Energética de São Paulo
Open Capital Company - C.N.P.J. 60.933.603/0001-78

RELEVANT FACT

We inform the market that in the 471st Board of Directors´ Meeting of CESP – Companhia Energética de São Paulo held on this date the emergency contract of Deloitte Touche Tohmatsu Auditores Independentes was approved, according to the terms of Subsection IV of Article 24, of Law 8666/93 to auditing rendered services in the Financial Statements as of the Fiscal Year of 2002 and revision of the quarterly information including the balance sheet as of June 30, 2002 of this Company.

São Paulo, August 12, 2002

Vicente K. Okazaki
Chief Financial Officer and Investors Relations Director